Mail Stop 4561

January 26, 2009

By U.S. Mail and Facsimile to (303) 796-2870

Mr. Peter E. Kalan, Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

      Re: CSG Systems International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2007
           Filed February 28, 2008
           Definitive Proxy Statement
           Filed April 10, 2008
           File No. 0-27512

Dear Mr. Kalan:

We have reviewed your response letter dated January 14, 2009 in connection with the above-referenced filings and have the following comment.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis, page 12

1.   We note your response to comment 1 of our letter dated December 22, 2008 which, in part, asked you to quantify how each named executive officer's achievement of their individual personal objectives impacted the amount of compensation they received. It is apparent that the level of achievement of individual performance objectives plays an essential role in how the compensation committee implements the 2007 Performance Bonus Plan. Yet, your response merely provides additional context and detail about clearly articulated personal performance objectives without providing corresponding quantification of how the level of performance on these matters impacted actual compensation awarded in 2007. For each named executive officer state the individual performance rating they received, and the exact dollar amount that each named executive officer's compensation was revised upwards or downwards based on their individual performance rating. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428, or, in his absence, me, at (202) 551-3397.

Sincerely,

Jay E. Ingram
Special Counsel